EXHIBIT 99

For more information, please contact:
Darlene MacKinnon
The Dow Chemical Company
517-636-2876

May 15, 1997

       Dow Chemical to Acquire Lilly Interest in DowElanco

Midland, MI -- The Dow Chemical Company announced today that it will acquire Eli Lilly and Company's 40 percent stake in DowElanco, for $900 million plus undistributed earnings, as a result of Lilly's exercise of its option to sell its interest.
This will make Dow the sole owner of DowElanco.

DowElanco, a global agricultural products joint venture, was formed in 1989 with Lilly holding a 40 percent interest and Dow owning the remaining 60 percent. The venture combined the plant science businesses of both parent companies, as well as Dow's specialty pest management business. Since the formation of the joint venture, DowElanco has seen strong growth in both its sales and profitability, aided by its aggressive research and development.

"Our partnership with Lilly has been an excellent example of how a joint venture should work," said William S. Stavropoulos, Dow's president and CEO. "We are excited about the tremendous value
opportunities that lie ahead of us.   We view the agricultural
products business as an engine for growth, which will be accelerated by DowElanco's increased commitment to agricultural biotechnology. This acquisition is part of our value growth strategy to increase investment in Performance businesses."

DowElanco, with sales of $2 billion, is one of the world's largest research-based agricultural companies. It discovers, develops, manufactures, and markets agricultural and non-crop products for weed, insect, and plant disease management, and is a global leader in urban pest management. The company also is majority owner of Mycogen Corporation, a diversified agricultural biotechnology company that develops and markets technology-based seed and pest management products.

The Dow Chemical Company is the world's fifth largest chemical company with annual sales of over $20 billion. Dow manufactures and supplies chemicals, plastics, energy, agricultural products, consumer goods and environmental services for customers in 157 countries around the world, and employs approximately 40,300 people worldwide.